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Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Leitch Technology Corporation

We consent to the use of (i) our audit report dated June 4, 2004, on the consolidated balance sheets of Leitch Technology Corporation as at April 30, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three year period ended April 30, 2004, and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference dated June 4, 2004, included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
June 4, 2004

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  Exhibit 99.9
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM